BIOSCRIP, INC.

1600 Broadway, Suite 700
Denver, Colorado 80202

October 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Hillary Daniels

Re:	BioScrip, Inc.

Registration Statement on Form S-3 (File No. 333-214039)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioScrip, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214039) (the “Registration Statement”), so that such Registration Statement may be declared effective at 4:00 p.m. (Eastern Time) on October 27, 2016, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (914) 460-1641, or Scott Zimmerman of Dechert LLP at (212) 698-3613, and that such effectiveness also be confirmed in writing.

Very truly yours,

BioScrip, Inc.

By:        _/s/ Matthew F. Dexter_____________

Name:   Matthew F. Dexter

Title:     Vice President, Deputy General Counsel

cc: Scott Zimmerman, Dechert LLP